                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC 20549

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
                 TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13d-2(a)

                             (Amendment No. __)/1/



                            Justin Industries, Inc.
  ----------------------------------------------------------------------------
                               (Name of Issuer)


                    COMMON STOCK, PAR VALUE $2.50 PER SHARE
  ----------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   482171105
  ---------------------------------------------------------------------------
                                (CUSIP Number)

                                 June 19, 2000
  ---------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)

If the person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-(g), check the following box / /.


Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                        (Continued on following pages)

                              (Page 1 of 6 pages)


/1/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.  482171105                    13D                 PAGE 2 OF 6 PAGES

------------------------------------------------------------------------------
     NAME OF REPORTING PERSON
1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     J Acquisition Corp.
------------------------------------------------------------------------------
     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
2                                                                      (a) [X]
                                                                       (b) [_]
------------------------------------------------------------------------------
     SEC USE ONLY
3

------------------------------------------------------------------------------
     SOURCE OF FUNDS
4
     AF
------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e) [_]

------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     TEXAS
------------------------------------------------------------------------------
                         SOLE VOTING POWER
                    7
   NUMBER OF

    SHARES         -----------------------------------------------------------
                         SHARED VOTING POWER
 BENEFICIALLY       8

   OWNED BY              5,104,780 (see Item 5)
                   -----------------------------------------------------------
    EACH                 SOLE DISPOSITIVE POWER
                    9
  REPORTING

   PERSON          -----------------------------------------------------------
                         SHARED DISPOSITIVE POWER
   WITH             10
                         5,104,780 (see Item 5)
------------------------------------------------------------------------------
     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
     5,104,780 (see Item 5)
------------------------------------------------------------------------------
     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
     [_]
------------------------------------------------------------------------------
     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
     Approximately 19.8%
------------------------------------------------------------------------------
     TYPE OF REPORTING PERSON*
14
     CO
------------------------------------------------------------------------------

CUSIP NO. 482171105                 13D                     PAGE 3 OF 6 PAGES

------------------------------------------------------------------------------
     NAME OF REPORTING PERSON
1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     BERKSHIRE HATHAWAY INC.
------------------------------------------------------------------------------
     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
2                                                                      (a) [X]
                                                                       (b) [_]
------------------------------------------------------------------------------
     SEC USE ONLY
3

------------------------------------------------------------------------------
     SOURCE OF FUNDS
4
     WC, AF
------------------------------------------------------------------------------
     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
5    TO ITEMS 2(e) or 2(f) [_]

------------------------------------------------------------------------------
     CITIZENSHIP OR PLACE OF ORGANIZATION
6
     DELAWARE
------------------------------------------------------------------------------
                         SOLE VOTING POWER
                    7
  NUMBER OF

  SHARES           -----------------------------------------------------------
                         SHARED VOTING POWER
 BENEFICIALLY       8

  OWNED BY               5,104,780 (see Item 5)
                   -----------------------------------------------------------
  EACH                   SOLE DISPOSITIVE POWER
                    9
 REPORTING

  PERSON           -----------------------------------------------------------
                         SHARED DISPOSITIVE POWER
  WITH              10
                         5,104,780 (see Item 5)
------------------------------------------------------------------------------
     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

     5,104,780  (see Item 5)
------------------------------------------------------------------------------
     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
     [_]
------------------------------------------------------------------------------
     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
     Approximately 19.8%
------------------------------------------------------------------------------
     TYPE OF REPORTING PERSON*
14
     HC, CO
------------------------------------------------------------------------------

CUSIP NO. 482171105                  13D                  PAGE 4 OF 6 PAGES

------------------------------------------------------------------------------
     NAME OF REPORTING PERSON
1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     WARREN E. BUFFETT
------------------------------------------------------------------------------
     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
2                                                                      (a) [X]
                                                                       (b) [_]
------------------------------------------------------------------------------
     SEC USE ONLY
3

------------------------------------------------------------------------------
     SOURCE OF FUNDS
4
     AF
------------------------------------------------------------------------------
     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(e) or 2(f) [_]
5
------------------------------------------------------------------------------
     CITIZENSHIP OR PLACE OF ORGANIZATION
6
     UNITED STATES CITIZEN
------------------------------------------------------------------------------
                         SOLE VOTING POWER
                    7
  NUMBER OF

  SHARES           -----------------------------------------------------------
                         SHARED VOTING POWER
 BENEFICIALLY       8

  OWNED BY               5,104,780 (see Item 5)
                   -----------------------------------------------------------
  EACH                   SOLE DISPOSITIVE POWER
                    9
 REPORTING

  PERSON           -----------------------------------------------------------
                         SHARED DISPOSITIVE POWER
  WITH              10
                         5,104,780 (see Item 5)
------------------------------------------------------------------------------
     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

     5,104,780 (see Item 5)
------------------------------------------------------------------------------
     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
     [_]
------------------------------------------------------------------------------
     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
     Approximately 19.8%
------------------------------------------------------------------------------
     TYPE OF REPORTING PERSON*
14
     IN
------------------------------------------------------------------------------

This Statement on Schedule 13D is filed in connection with the Stockholders Agreement, dated June 19, 2000, among Berkshire Hathaway Inc., a Delaware corporation ("Berkshire" or "Parent"), J Acquisition Corp., a Texas corporation ("Purchaser") and a wholly-owned subsidiary of Berkshire, John S. Justin, Jr., the John and Jane Justin Charitable Remainder Unitrust under Agreement dated June 20, 1998, and the John S. Justin, Jr. Charitable Remainder Trust under Agreement dated October 12, 1992 (the "Stockholders Agreement"). The Stockholders Agreement was entered into in connection with (i) the Agreement and Plan of Merger, dated June 19, 2000, among Purchaser, Berkshire and Justin Industries, Inc., a Texas corporation (the "Company"), and (ii) Purchaser's offer to purchase all outstanding shares of common stock of the Company.

ITEM 1.   SECURITY AND ISSUER.

     The name of the subject company is Justin Industries, Inc., a Texas corporation, and the address of its principal executive offices is 2821 West Seventh Street, Fort Worth, Texas 76107. The class of securities to which this statement relates is the Common Stock, par value $2.50 per share, of the Company.

ITEM 2.   IDENTITY AND BACKGROUND.

     (a)-(c); (f) This Statement is filed by Purchaser, Berkshire and Mr. Buffett. The information concerning the name, state or other place of organization, principal business and address of the principal office of Purchaser, Berkshire and Mr. Buffett, and the information concerning the name, business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment or occupation is conducted, material occupations, positions, offices or employments during the last five years and citizenship of Mr. Buffett and each of the executive officers and directors of Purchaser and Berkshire is set forth in the "Introduction" and Section 9 ("Certain Information Concerning Purchaser and Parent") and in Schedule I of the Offer to Purchase filed as
Exhibit 2(a) hereto and is incorporated herein by reference.

     (d); (e) During the last five years, none of Purchaser, Berkshire or Mr. Buffett, nor, to the best knowledge of Purchaser, Berkshire or Mr. Buffett, any of the directors or executive officers of Purchaser or Berkshire has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     The information set forth in Section 10 ("Source and Amount of Funds") of the Offer to Purchase is incorporated herein by reference.

ITEM 4.   PURPOSE OF TRANSACTION.

     (a)-(g); (j) The information set forth in the "Introduction," Section 6 ("Price Range of Shares; Dividends"), Section 11 ("Background of the Offer; Contacts with the Company; the Merger Agreement and the Stockholders Agreement"), Section 12 ("Purpose of the Offer and the Merger; Plans for the Company; Stockholder Approval and Appraisal Rights"), and Section 13 ("Dividends and Distributions") of the Offer to Purchase is incorporated herein by reference.

     (h)-(j) The information set forth in Section 7 ("Effect of the Offer on Market for the Shares, Stock Market Quotation, and Exchange Act Registration") of the Offer to Purchase is incorporated herein by reference.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

     The information set forth in the "Introduction," Section 9 ("Certain Information Concerning Purchaser and Parent") and Section 11 ("Background of the Offer; Contacts with the Company; the Merger Agreement and Stockholders Agreement") of the Offer to Purchase is incorporated herein by reference.


                               Page 5 of 6 pages

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     The information set forth in the "Introduction," Section 9 ("Certain Information Concerning the Purchaser and Parent"), Section 11 ("Background of the Offer; Contacts with the Company; the Merger Agreement and Stockholders Agreement"), and Section 12 ("Purpose of the Offer and the Merger; Plans for the Company; Stockholder Approval and Appraisal Rights") of the Offer to Purchase is incorporated herein by reference.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

     (2)(a) Offer to Purchase, dated June 27, 2000 (filed as Exhibit (a)(1) to the Schedule TO filed by Purchaser and Parent on June 27, 2000 and incorporated herein by reference).

     (2)(b) Agreement and Plan of Merger, dated as of June 19, 2000, by and among Purchaser, Parent and the Company (filed as Exhibit 10.1 to the Current Report on Form 8-K/A filed by Parent on June 27, 2000 and incorporated herein by reference).

     (3)(a) Stockholders Agreement, dated as of June 19, 2000, among Purchaser, Parent, John S. Justin, Jr., the John and Jane Justin Charitable Remainder Unitrust under Agreement dated June 20, 1998, and the John S. Justin, Jr. Charitable Remainder Trust under Agreement dated October 12, 1992 (filed as
Exhibit 10.2 to the Current Report on Form 8-K filed by Parent on June 20, 2000 and incorporated herein by reference).

     There is also filed as an exhibit hereto the agreement to file Schedule 13D jointly, as required by Rule 13d-1(k).

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement on Schedule 13D is true, complete and correct.

Dated:    June 27, 2000

                                            J Acquisition Corp.

                                            By:  /s/ Marc D. Hamburg
                                                --------------------------------
                                            Name:    Marc D. Hamburg
                                            Title:   Vice President



                                            Berkshire Hathaway Inc.

                                            By:  /s/ Marc D. Hamburg
                                                --------------------------------
                                            Name:    Marc D. Hamburg
                                            Title:   Vice President and Chief
                                                     Financial Officer



                                            /s/ Warren E. Buffett
                                            ------------------------------------
                                            Warren E. Buffett

                              Page 6 of 6 pages

                  Exhibit Required by Item 7 of Schedule 13D


                                   AGREEMENT

     The undersigned persons hereby agree that reports on Schedule 13D, and any amendments thereto, including such reports made by or as part of a Tender Offer Statement on Schedule TO, may be filed in a single statement on behalf of all such persons, and further, each such person designates Marc D. Hamburg as its agent and attorney-in-fact for the purpose of executing any and all such reports required to be made by it with the Securities and Exchange Commission.

Dated:  June 27, 2000


J Acquisition Corp.

By: /s/ Marc D. Hamburg
    -------------------------

Its:  Vice President



Berkshire Hathaway Inc.

By: /s/ Marc D. Hamburg
    -------------------------

Its:    Vice President and
     Chief Financial Officer



/s/ Warren E. Buffett
-----------------------------
Warren E. Buffett